SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL FOR DISCLOSURE AND USE OF INFORMATION AND TRADING POLICY FOR SECURITIES ISSUED BY GOL LINHAS AÉREAS INTELIGENTES S.A.

TABLE OF CONTENTS

CHAPTER I. PURPOSE AND SCOPE	4
CHAPTER II. DEFINITIONS	4
CHAPTER III. FUNDAMENTAL PRINCIPLES	6
Principle of Freedom of Decision	6
Principle of Access to Information	6
Principle of Equal Treatment	6
Principle of Transparency	7
CHAPTER IV DISCLOSURE PRACTICES BY GOL	7
Required Reports	7
Information Bulletins	7
Investor Relations Website Address ("IR Web Address")	8
Earnings Release	8
CHAPTER V. FREQUENCY AND PROCEDURE FOR RESULT DISCLOSURES	9
Result Disclosure Schedule	9
Meetings for Presentation of the Financial Performance	9
Other Meetings	9
CHAPTER VI. PROCEDURES FOR REPORTING INFORMATION ON TRADING BY
MANAGERS AND RELATED PEOPLE	10
CHAPTER VII. PROCEDURES FOR REPORTING AND DISCLOSURE OF
PURCHASES OR SALES OF RELEVANT EQUITY INTEREST	10
CHAPTER VIII. TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY	11
Initial Considerations Regarding the Adoption of the Trading Policy	11
Trading Through Accredited Brokerage Firms and Lockout Periods	12
Trading Restrictions Pending the Disclosure of a Relevant Act or Fact	12
Exception to General Restrictions on the Trading of Securities	13
Restrictions on Trading After the Disclosure of a Relevant Act or Fact	13
Prohibited Trading Period Prior to the Disclosure of Quarterly and Annual Information
and the Financial Statements	13
Prohibited Purchase or Sale of Shares Issued by Gol	14
Prohibited Trading Applicable to Former Managers Only	14
General Provisions Applicable to Prohibited Trading	14
Restrictions regarding changes in the trading policy	15
Individual Investment Programs	15

CHAPTER IX. SERIOUS PENALTIES AND VIOLATIONS	15
CHAPTER X. MISCELLANEOUS	16
Annual Audit	16
Third-Party Liability	16
Amendment to the Manual	16

CHAPTER I. PURPOSE AND SCOPE

Art. 1 The purpose of this manual is to establish practices for the use and disclosure of information as well as the trading policy for securities issued by Gol Linhas Aéreas Inteligentes S.A. (“Gol”) to be complied with by the following persons:

§1 Managers, direct or indirect Controlling Stockholders, members of the Audit Committee and members of other Technical and Advisory Bodies of Gol;

§2 Employees and Executive Officers with access to relevant information; and

§3 By whomever that, because of his/her title, role or position in the Controlling Company, Controlled Companies and Affiliated Companies, may be aware of information related to a relevant act or fact about Gol.

Art. 2 The people mentioned in the above article, hereinafter referred to as "Qualified Individuals", shall sign their respective "Statements of Adhesion" with regard to this Manual, under the terms of Articles 15, §1, item I and 16, §1 of the Brazilian Securities and Exchange Commission Instruction No. 358 of January 3, 2002, as amended, as per a sample copy attached to this Manual (Annex I).

Art. 3 Gol shall keep at its headquarters a list of the people who have signed the Statement of Adhesion. This list shall be updated on a continuous basis as the adhesion of new people is required. Likewise, whenever their reference data are changed, the signatories of the Statement of Adhesion shall immediately inform Gol about the changes. This list shall remain available to the Brazilian Securities and Exchange Commission (CVM).

Art. 4 The Statement of Adhesion shall be kept filed at Gol's headquarters for as long as their signatories keep relationship links with the Company and for at least five years after the end of said relationship.

CHAPTER II. DEFINITIONS

Art. 5 Whenever used in this Manual, the terms and expressions below shall have the following meanings:

§1 “Controlling Shareholders” or “Controlling Company”: the shareholder or group of shareholders, under a shareholders' agreement or under a common control, holding a controlling power over Gol, under the terms of Law No. 6.404/76 and its amendments.

§2 “Managers”: the executive officers or members of the board of directors of Gol, either permanent or deputies.

§3 “Stock Exchange”: the stock exchanges where the securities issued by Gol are accepted for trading, in Brazil and abroad.

§4 “Company”: Gol Linhas Aéreas Inteligentes S.A. (“GOL”).

§5 “Audit Committee Members”: the Gol audit commit members and substitutes during the fiscal years to which they are appointed at a Shareholders' General Meeting.

§6 “Commercial Contacts”: whoever is aware of information on a relevant act or fact about Gol, particularly those persons having a commercial, professional or confidence relationship with Gol, such as independent auditors, securities analysts, consultants and institutions of the securities distribution system.

§7 “Accredited Brokerage Firms”: the brokerage firms accredited by Gol for trading its securities on behalf of persons subject to this Manual.

§8 “CVM”: the Brazilian Securities and Exchange Commission.

§9 “Customer Relations Director”: the Gol director responsible for providing the investing public, the CVM and the Stock Exchange with information and also keeping Gol registration (DRI) duly updated.

§10. “Former Managers”: former directors and former members who are no longer members of the Gol's Board of Directors.

§11. “Employees and executive officers with access to relevant information”: Gol's employees and directors who, by virtue of their titles or positions in the Company, have access to any Insider Information.

§12. “Insider Information” or “Relevant Information”: any privileged information about the Company, capable of bearing significant influence on the Securities prices and not yet disclosed to the investing public (See Policy for Disclosure of a Relevant Act or Fact).

§13. “Instruction 358”: CVM's Instruction No. 358 of January 3, 2002, as amended, which provides for the use and disclosure of information regarding a Relevant Act or Fact related to publicly-held companies as well as the trading of its issued securities pending, among other issues, a relevant fact not yet disclosed to the market.

§14. “Manual”: This Manual for Disclosure and Use of Information and Trading Policy for Securities Issued by GOL.

§15. “Technical or Consulting Bodies”: Bodies created by Gol under its by-laws holding a technical function or whose task is to advise its administrators.

§16. “Related Parties”: parties who keep any of the following relationships with directors, members of the Board of Directors, members of the audit committee, or people holding technical or consulting roles in the Company: (i) the spouse of whom is not legally separated, (ii) the common-law partner; (iii) any dependent included in one's annual income tax return and (iv) the companies directly or indirectly controlled by the administrators and people holding similar functions or by their related parties.

§17. “Investing Public”: security investors, analysts and other capital market agents.

§18. “SEC”: the Securities and Exchange Commission, an agency to supervise and regulate the securities market in the United States of America.

§19. “Affiliated Companies”: companies over which Gol holds a significant influence. By "significant influence" is meant when Gold holds or exerts the power to participate in decisions involving the financial or operational policies of the company without controlling it. The existence of this significant influence is also assumed when Gol is the holder of twenty percent (20%) or more the company's voting capital, without controlling it.

§20. “Controlling Companies”: the companies who are either directly or indirectly controlled by Gol. The "control" is characterized by the power effectively used to manage the company's activities and to guide the operation of its bodies, either directly or indirectly, de facto or de jure. There is a relative presumption of the title of the controlling power in relation to the person or group of persons bound by a shareholders’ agreement or under a common control, who is the holder of shares assuring the majority of votes of the shareholders attending the last three general meetings of the company, although being not the holder of the shares that assure the absolute majority of the voting capital.

§21. “Securities”: The expression "securities" as is used in this Manual refers to any share, debenture, underwriting bonus, receipts (including those issued outside Brazil and backed by shares), underwriting rights, promissory notes, call or put options, indexes and derivatives of any kind, or else any other securities or collective investment contracts issued which, by a legal determination, is regarded as a security.

CHAPTER III. FUNDAMENTAL PRINCIPLES

Art. 6 The persons subject to this Manual shall conduct themselves based on good faith, loyalty, truthfulness, transparency and also according to the general principles established in the paragraphs below.

Principle of Freedom of Decision

§1 The investment decisions (sale, purchase or holding) regarding the securities are sovereign acts of each investor. The investing public should seek better returns based on the interpretation of the information disclosed to the market, but never through insider access to such information.

Principle of Access to Information

§2 Every investor needs to be informed so as to make a good decision. Therefore, it is essential that Gol assures the availability of relevant information with quality, on a regular basis. The persons subject to this Manual are required to assure that the disclosure of information about the equity and financial situation of Gol is complete, continuous and developed through the members of Management responsible for this function. This information should also include data on the evolution of its respective shareholding positions in the Company's capital stock, as provided for in this Manual and in the regulations in force.

Principle of Equal Treatment

§3 Every investor should have equal access to information in order to exercise his/her right to decide. It is necessary that the information supplied by Gol be available in time to allow the investor to make an informed decision, and that the investor perceives an equal treatment in the process. The disclosure of information, either voluntarily or involuntarily, without being accessible to the whole target public is not only illegal but negatively impacts the pricing of the securities issued by the Company.

Principle of Transparency

§4 The information available to the investing public should be transparent, that is, they must accurately reflect the operations and the economic and financial condition of Gol.

CHAPTER IV DISCLOSURE PRACTICES BY GOL

Art. 7 The system used by Gol to communicate with the investing public consists of the following instruments:

Required Reports

§1 Notwithstanding the reports mentioned below, Gol shall prepare and submit to the CVM and SEC, a standardized information report as required by them, according to the schedule below.

I. CVM

a. “DFP” – Standardized financial statements: up to one month before the date set for the holding of the Shareholders' General Meeting ("AGO"), or on the same date of theirpublication by the press or when they become available to the shareholders, whichever occurs first;

b. “ITR” – Quarterly Information: up to 45 days after the closing of each quarter of the fiscal year, except for the last quarter, or when Gol discloses information to shareholders or third parties if this should occur on a previous date. The management quarterly reports (§5 below) for disclosure to the investing public shall be included in the ITR (“consolidated comment on the performance”) and also be delivered as economic and financial data by the IPE (CVM document forwarding system); and

c.     “Reference Form” – the updated reference form shall be delivered every year up to five (5) months after the closing date of the fiscal year and shall be updated at specific dates after the occurrence of certain events.

II. SEC

a. form 20-F: up to 120 days after the closing of the fiscal year; and

b. forms 6-K: any documents delivered to the CVM (ITR and DFP), except for the Reference Form), including notes on Relevant Facts (§2 below) delivered to the CVM, preferably at the same time as such information becomes available in the Portuguese language. It should be pointed out that the tables showing the trading of shares belonging to individual administrators, delivered to the CVM, are not required by SEC – only exception to this rule, except when a relevant change occurs.

Information Bulletins

§2 Notes on Relevant Facts and Company's Acts regarding announcements, notices and minutes of general meetings and meetings of the Board of Directors are regarded as information bulletins issued by GOL.

§3 The disclosure of relevant facts shall be made by at least one (1) news portal on a web page that makes the full information available in a section with free-of-charge access. The disclosure shall be made in a clear and accurate manner and in a language accessible to the investing public. An English version shall be available simultaneously on the GOL web page.

§4 All forms delivered to SEC (including Form 20-F) shall be delivered by the IPE (CVM document forwarding system), with a translation in the Portuguese language, at the same time such information is filed with SEC.

Investor Relations Website Address ("IR Web Address")

§5 The IR Website is an important vehicle for Gol's communication with its investing public. It must contain all relevant information supplied on a regular basis, with quality and equity (in the Portuguese and English languages). At least the following information should be available:

I. Information to CVM and SEC;

II. reports on the quarterly results and performance analysis;

III. updated standard presentation to the investing public and transcription of teleconferences;

IV. evolution of the share prices and volume traded;

V. annual report (pdf and online); and

VI. contact information regarding the investor relations team of Gol.

Earnings Release

§6 Management reports on the March, June, September and December quarterly results must be prepared for the purpose of informing the target public about the operational, economic and financial performance of Gol in the quarter and year accumulation in progress (in comparison with the previous year) through an objective analysis of the results achieved and the balance position.

§7 The annual report consolidates the rendition of accounts of Gol's management to its shareholders and investing public. This document must contain all the Company's statements of accounts, a management performance analysis in the period and other information that leads to the understanding of:

I. the business in which Gol operates with the required segmentation;

II. the quality of Gol's administrators;

III. the strategic position adopted and future growth opportunities; and

IV. the operational, economic and financial performance in the period.

CHAPTER V. FREQUENCY AND PROCEDURE FOR RESULT DISCLOSURES

Result Disclosure Schedule

Art. 8 The Investor Relations Director is responsible for the process of disclosing the quarterly results, preferably conducted before the beginning or after the closing of the business, and also arranging for its immediate, broad and simultaneous dissemination to all markets where such securities are accepted for trading.

Art. 9 The process for disclosing Gol's quarterly results shall comply with the following schedule to assure compliance with the fundamental principles of this Manual:

§1 Beginning: deliver the ITRs and DFPs electronically (including the respective management reports on the results) to CVM, SEC (through forms 6-K) and NYSE (if the disclosure is made during the NYSE trading hours or little before its opening, the representative of Gol towards the NYSE must be informed beforehand – at least 10 minutes – before the disclosure to discuss the possible need to interrupt the trading of Gol's papers till the information is disseminated throughout the market – a guarantee mechanism against insider information);

§2 Dissemination: broadcast of a management report on the results through news - wire channels (possibly a summary of up to 400 works linked to the full document on Gol's IR Website), simultaneously making the full information available on Gol's IR Website so as to provide a broad and equal access to information;

§3 Investing Public: after the dissemination of the management report summary is confirmed by the news channels, Gol shall disclose said information to the registered investing public through its IR Website; and

§4 Phone Conference with transmission over the Internet (Webcast): meeting with the investing public and other interested parties in Brazil and abroad for an open discussion of the disclosed quarterly results with the Company's directors.

Meetings for Presentation of the Financial Performance

Art. 10. In addition and after the time for disclosing the results is over, Gol may conduct roadshows with the investing public in Brazil and/or abroad to expand and consolidate the external image of the Company as a transparent and proactive entity when rendering accounts.

Art. 11. All fundamental principles and other additional recommendations in this manual shall be carefully observed every time Gol's representatives are in contact with the investing public. No preferential information may be disclosed and,in the event of an involuntary occurrence of this fact, the Investor Relations Director shall immediately take the necessary actions for its broad disclosure to the market as a whole.

Other Meetings

Art. 12. The Investor Relations Director may comply with the requests made by investors interested in visiting the Company to discuss the financial results and the strategies implemented and in progress at Gol, always complying with the fundamental principles established in this Policy (Chapter III) and other additional recommendations in this Manual.

CHAPTER VI. PROCEDURES FOR REPORTING INFORMATION ON TRADING BY MANAGERS AND RELATED PEOPLE

Art. 13. The Qualified Individuals shall supply information about the title and trading of securities issued by the Company, or also of securities issued by controlled companies or controlling companies, provided that these are publicly held companies that they themselves or related partiesare the owners, as well as changes in their positions and periodic trading plans, including subsequent changes and the nonfulfillment of said plans. The attached forms (III and IV) are related to the fulfillment of the procedures established in this Chapter.

Art. 14. The report shall be forwarded to the DRI at the web address negociacoes-vmgol@golnaweb.com.brand shall contain at least the information below:

§1 Name and qualification of the person/entity reporting, as well as the individual or corporate taxpayer identifying number;

§2 Quantity by kind and class in the case of shares and other characteristics in the case of other securities, including derivatives and securities referred to in the securities issued by the Company, its controlled companies or its controlling companies, besides the identification of the issuing company and the position balance held before and after the trading; and

§3 Type of purchase or sale, price and dates of the transactions.

Art. 15. The information must be supplied by the above mentioned persons at the following moments:

§1 On the first business date after being invested into office; and

§2 In a time of five (5) days after each business.

Art. 16. DRI shall forward all information received to CVM and, if applicable, to the Stock Exchange accepting the trading in no longer than ten (10) days after the end of the reference month.  Only the consolidated forms must be delivered to SEC (that is, consolidated information about the directors, members of the board of directors and member of the audit committees).

CHAPTER VII. PROCEDURES FOR REPORTING AND DISCLOSURE OF PURCHASES OR SALES OF RELEVANT EQUITY INTEREST

Art. 17. The procedures for reporting and disclosing information on the trading of securities issued by Gol involving relevant shareholding interests as provided for in this Chapter are based on Art. 12 of Instruction 358.

Art. 18. By relevant shareholding interest is meant the one directly or indirectly corresponding to five percent (5%) or more of the kind or class of shares representing Gol's capital stock.

Art. 19. The duty of reporting applies to: the direct or indirect Controlling Shareholders and the shareholders who elect members of the Board of Directors or the Company's audit committee, as well as any natural or legal entity or group of people acting jointly or representing the same interests as when they purchase or sell (or terminate) a relevant shareholding interest or rights over a relevant shareholding interest.

Art. 20. The information shall be supplied immediately after the relevant shareholding interest is achieved or sold.

Art. 21. The statement about the scope, purchase or sale of the relevant shareholding interest must be forwarded to the Company and must contain the information below:

§1 Name and qualification of the buyer with the individual or corporate taxpayer identifying number;

§2 Purpose of the shareholding interest and targeted quantity, containing, if applicable, a statement by the purchaser that the purchase is not intended to change the controlling composition or the management structure of the company;

§3 Number of shares, underwriting bonus, as well as the underwriting rights for shares and call options for shares, per kind and class, already directly or indirectly held by the purchaser or related person;

§4 Number of debentures convertible into shares already directly or indirectly held by the purchaser or a related person, indicating the number of shares covered by the possible conversion, per kind and class; and

§5 Reference to any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company.

Art. 22. The person or group of persons representing the same interest, holder of the relevant shareholding interest equal to or higher than the above mentioned percentage, shall be equally required to disclose the same information every time said shareholding interest increases by five percent (5%) of the share kind or class representing Gol's capital stock.

Art. 23. The Investor Relations Director is responsible for the transmission of the informationto CVM, as soon as received by the Company and, if applicable, to the Stock Exchanges where the Company's shares are accepted for trading.

CHAPTER VIII. TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

Initial Considerations Regarding the Adoption of the Trading Policy

Art. 24. One of the sections of Instruction 358 deals with the prohibition of securities of publicly held companies being traded by certain people in some specified situations.  On the other hand, publicly held companies were allowed to adopt a policy for trading their securities as set forth in Art. 15.

Art. 25. This Chapter of the Manual establishes the rules for trading Gol's securities contemplating (i) the restrictions on trading set forth in Instruction 358 and (ii) the internal policy for trading securities as adopted by Gol.

Art. 26. The DRI reports covered by this Manual can be supplied by any written media, including but not limited to letters, e-mails, intranet and bulletins.

Trading Through Accredited Brokerage Firms and Lockout Periods

Art. 27. With a view to assuring the adequate trading standards for the securities of Gol and its controlled publicly-held companies, a system is adopted establishing that all trading by the Company itself and the people adherent to this Manual shall only be conducted with the intermediation of the accredited brokerage firms listed in Attachment II, which was forwarded to CVM and must be kept updated.

Art. 28. The accredited brokerage firms shall be instructed in writing by the Company's Investor Relations Director not to record operations conducted by the administrators, member of the audit committees and members of other technical and consulting bodies on all dates on which the Company trades or else advise the accredited brokerage firms that they shall be trading shares issued by Gol.

Art. 29. Gol and the Qualified Individuals shall refrain from trading the shares issued by the Company in all periods when, by force of a determination by the Investor Relations Director, who is not required to justify his/her decision, there is a non-trading determination ("lockout periods")

Art. 30. The same obligations apply to controlling and controlled companies.

Trading Restrictions Pending the Disclosure of a Relevant Act or Fact

Art. 31. In the circumstances described in the paragraphs below, Gol and the Qualified Individuals are prohibited to trade the securities issued by Gol, its controlled companies and its affiliated companies till the Company discloses a relevant act or fact to the market:

§1 Whenever any relevant act or fact occurs in the business of Gol, its controlled and affiliated companies that is known to the above mentionedpeople;

§2 Whenever an option or mandate is in progress or has been granted that stops the purchase or sale of shares issued by Gol itself, its controlled companies, its affiliated companies or another company under a common control;

§3 Whenever there is an intention to promote the merger, total or partial spin-off, consolidation, conversion or reorganization of a company; and

§4 During the period between the decision made by the competent company's body to increase or decrease the capital stock, distribute dividends, bonus in shares or their derivatives, break down, group or issue other securities, and the publication of the respective announcements.

Art. 32. Under the above circumstances, even after the disclosure of the Relevant Act or Fact, the trading prohibition shall still prevail if such a trading may - at the discretion of Gol - interfere with the trading of the Company's shares and result in losses to Gol and its shareholders. Whenever Gol decides to keep the trading prohibition, the Investor Relations Director shall disclose the decision by means of an internal notice.

Exception to General Restrictions on the Trading of Securities

Art. 33. The above prohibitions do not apply to the granting of shares under a direct share granting plan approved by the Shareholders' General Meeting of Gol or to treasury share operations through private trading related to the exercise of a call option according to a share call option granting plan approved by the Shareholders' General Meeting of Gol and possible repurchases by Gol, also through the private trading of these shares.

Art. 34. The trading restrictions provided for in this Chapter, in the paragraphs of Art. 31, do not apply to Gol itself and to the Qualified Individuals, from the date of signature of the Statement of Adhesion when the operations are conducted under the trading policy set forth in this Manual.

Art. 35. To enjoy the benefit established herein, trading by the above mentioned people under the CVM's trading rules shall be conducted as a long term investment, meeting at least one of the characteristics described in the paragraphs below:

§1 The underwriting or purchase of shares under the exercise of options granted as part of a Call Option Plan approved by the Shareholders' General Meeting;

§2 Purchase by Gol under a share repurchasing program for cancellation or to be held at the treasury;

§3 Application of a variable remuneration received as a sharing of results, in the purchase of securities issued by Gol; and

§4 Execution of Individual Investment Programs by the Qualified Individuals.

Restrictions on Trading After the Disclosure of a Relevant Act or Fact

Art. 36. Under the above circumstances, even after the disclosure of a Relevant Act or Fact, the trading prohibition shall continue in force if - at the discretion of the Company - trading should interfere with the business conditions of Gol's shares and result in losses to the Company or its shareholders.

Art. 37. Whenever Gol decides to keep the trading prohibition, the Investor Relations Director shall disclose the decision by an internal notice.

Prohibited Trading Period Prior to the Disclosure of Quarterly and Annual Information and the Financial Statements

Art. 38. Gol and the Qualified Individuals may not trade the Company's securities in a period of fifteen (15) days before the disclosure or publication, as applicable, of Gol's quarterly information (ITR) and annual information (DFP).

Art. 39. The Individual Investment Programs shall strictly comply with this restriction.

Art. 40. The accredited brokerage firms shall be instructed by Gol not to record operations conducted by the Company, its administrators, (direct and indirect) controlling shareholders, member of the audit committees and members of other technical and consulting bodies in the fifteen- (15)day period before the publication of the Company's Annual Information, Financial Statements and ITRs.

Prohibited Purchase or Sale of Shares Issued by Gol

Art. 41. Gol's Board of Directors shall not deliberate about the purchase or sale of the Company's shares for as long as the events below are not disclosed to the public through the publication of a relevant fact:

§1 Entering into any agreement or contract involving the transference of the Company's shareholding control; or

§2 Granting of an option or mandate for transferring the Company's shareholding control; or

§3 The existence of an intention to promote the merger, total or partial spin-off, consolidation, conversion or reorganization of the Company;

Art. 42. If, after the repurchasing program is approved, there is a fact that fits into any of the three above circumstances, Gol shall immediately suspend the operations involving its issued shares till the disclosure of the respective relevant act or fact.

Prohibited Trading Applicable to Former Managers Only

Art. 43. Notwithstanding the provisions of Articles 49 to 52 regarding the Investment Individual Programs, the administrators leaving their management offices at Gol before the public disclosure of the business or fact started during their management period may not trade Gol's securities during the period established in the paragraphs below:

§1 For a time of six (5) months after they leave their management positions; or

§2 Till the disclosure of the Relevant Act or Fact to the market by the Company, except if, in the second case, the trading of Gol's shares after the disclosure of the Relevant Act or Fact may interfere with the conditions of said business, causing losses to the Company's shareholders or the Company itself.

Art. 44. The first occurring event among the above alternatives shall always prevail.

General Provisions Applicable to Prohibited Trading

Art. 45. The Investors Relations Director may, regardless of any justification or the existence of a relevant act or fact not yet disclosed, establish periods in which the Qualified Individuals may trade securities issued by the Company or referenced to them. The Qualified Individuals shall keep secret about said periods.

Sole paragraph. The trading prohibitions covered by this Manual apply to trading directly or indirectly conducted by the Qualified Individuals, even in the cases where trading by these people is conducted under the terms of the paragraph below:

§1 Through a company controlled by them;

§2 Through third parties with whom a share or portfolio management trust agreement is held, including but not limited to investment clubs.

Art. 46. The trading prohibitions covered by this Manual also apply to trading at stock exchanges, as well as trading conducted without the intervention of a member institution of the distribution system.

Art. 47. For the purposes of Art. 20 of Instruction 358 and this Chapter of the Manual, trading conducted by investment funds whose shareholders include people mentioned in the above item shall not be regarded as indirect trading, provided that the conditions below are observed:

§1 The investment funds are not exclusive; and

§2 The investment fund administrator's trading decisions may not be influenced by the shareholders.

Restrictions regarding changes in the trading policy

Art. 48. The trading policy covered by this Manual may not be changed pending the disclosure of a relevant act or fact.

Individual Investment Programs

Art. 49. By Individual Investment Program is meant the individual plans for purchase or sale of securities filed at Gol's headquarters under which the Qualified Individuals have shown their intention to purchase with their own resources or sell, in the long term, securities issued by the Company.

Art. 50. For this purpose, the Investment Individual Program must have been filed for more than thirty (30) days with the Investor Relations Director, showing in approximate figures, the volume of resources the interested party intends to invest or the number of securities to be purchased or sold during the validity time of the Individual Investment Program established by the interested party, not shorter than 12 months. At the end of this period, the interested party must submit a summary report on the development of said individual program.

Art. 51. Except for a duly justified force majeure event, the securities purchased according to the Individual Investment Program may not be sold ninety (90) days before the purchasing date.

CHAPTER IX. SERIOUS PENALTIES AND VIOLATIONS

Art. 52. Violations of the provisions in CVM's Instruction No. 358/02 shall be regarded as a serious violation under §3 of Art. 11 of Law No. 6385/76, which is transcribed in Annex V of this Manual.

Art. 53. The applicable penalties shall include (a) warnings, (b) fines that will not exceed the highest amount between (i) the amount of five hundred thousand reais (R$500,000.00), (ii) fifty percent (50%) of the issuance value or the irregular operation; or (iii) three times the economic advantage amount obtained or the avoided loss that would have resulted from the illicit act; and (c) suspension of the office held.

§1 The occurrences of events that constitute a crime shall be reported to the Prosecution Office by CVM.

§2 The nonfulfillment of any of the provisions in this Manual shall make the violator subject to the penalties provided for in the Company's Disciplinary Regulations, besides the applicable administrative, civil and penal sanctions.

CHAPTER X. MISCELLANEOUS

Art. 54. Any amendment to the trading policy and to the disclosure policy, with consequent amendment to this Manual, shall be notified to CVM and, if the case may be, to those Stock Exchanges in which the Securities are admitted for trading, such notice to be enclosed with a copy of the resolution and of the full contents of the documents governing and being an integral part of the referred policies.

Art. 55. The Company’s Investor Relations Officer is the person in charge for the performance and follow-up of the policies of disclosure and use of information; of trading of Gol’s securities, of disclosure of a relevant act or fact and of the Individual Investment Programs

Annual Audit

Art. 56. The procedures for controlling trading of the Company’s Securities shall be annually audited by an independent auditor registered with the CVM, after which a substantiated report shall be issued thereby, attesting to the implementation of the control procedure. The results and reports arising out of the independent audit shall be sent to the CVM in the year subsequent to the sending of this manual.

Third-Party Liability

Art. 57. The provisions hereof shall not supersede the liability arising out of the legal or regulatory requirements concerning third parties not directly related to the Company and which are aware of a relevant act or fact and may trade in Securities issued by the Company.

Amendment to the Manual

Art. 58. This Manual has been approved by the Gol’s Board of Directors and any amendment or review shall be required to be submitted to the same Board.

ANNEX I

STATEMENT OF COMPLIANCE WITH THE MANUAL FOR DISCLOSURE AND USE OF INFORMATION AND TRADING POLICY FOR SECURITIES ISSUED BY GOL

I hereby declare to be aware of and to have understood the Manual for Disclosure and Use of Information and Trading Policy for Securities Issued by GOL.

I hereby undertake, under the legal penalties as well as others provided for in GOL’s Disciplinary Regulation, to comply and cause the compliance with the referred Manual.

Name:_

Title:                                                                               CIF:

Date:       /       /        City                                                      State:

_____________________________________

Signature

[Fill in and sign the Statement of Awareness above and send it to the Human Resources Director’s Office]

ANNEX II

ACCREDITATION OF BROKER FIRM

São Paulo,        ____________ , 201__

To

Brazilian Securities and Exchange Commission – CVM

Superintendency of Market Relations and Intermediary Parties - SMI

Rua Sete de Setembro, nº 111 – 30º andar

20159-900 - Rio de Janeiro – RJ

Attn.:

Re.:              Accredited Brokers

Dear Gentlemen,

We hereby inform you about the brokers that are authorized to trade in Securities issued by Gol Linhas Aéreas Inteligentes S.A., within the scope of the São Paulo Stock Exchanges – Bovespa.

Below is a list of the accredited brokers:

1.

2.

3.

We shall be at your disposal for any explanations that will be necessary.

Very truly yours,

_____________________________________

Gol Linhas Aéreas Inteligentes S.A.

Investor Relations Officer

ANNEX III

STATEMENT OF DIRECT OR INDIRECT OWNERSHIP OF SECURITIES ISSUED BY GOL AND ITS AFFILIATED COMPANIES

Statement of Direct or Indirect Ownership of Securities Issued by Publicly-Held Companies and Affiliated Companies
Date: Holder’s Name CPF/CNPJ Identification CPF/CNPJ N° Address Complement City State CEP
Trading Date	Issuer	Business Type	Security Type	Total Amount	Purchase Price	Selected Broker	Other Relevant Information

ANNEX IV

TRADING RELATED TO SECURITIES ISSUED BY GOL AND ITS DERIVATIVES

Trading Related to Securities and Derivatives Period:[Month/year] Name: Identification: CNPJ/CGC:
Trading Date
Issuer
Business Type
Security Type
Targeted Amount
Amount per Kind and Class
Price
Selected Broker
Participation Purpose
Number of debentures convertible into stock, already held or indirectly
Amount of shares subject matter of conversion of debentures, by kind and class

ANNEX V

SERIOUS VIOLATIONS AND PENALTIES SET FORTH IN ART 11 OF LAW N° 6.385/76

Art. 11. The Brazilian Securities and Exchange Commission may impose the following penalties on the violators of this Law, of the Corporations Act (“Lei de sociedades por ações”), of the resolutions thereof, as well as of other legal provisions the compliance of which is to be inspected thereby.

I - warning;

II - fine;

III – suspension of the exercise of the office of director/officer or of audit committee member of a publicly-held company, of a distribution system entity or of other entities subject to authorization from or registration with the Brazilian Securities and Exchange Commission;

IV – temporary disqualification, up to a maximum of twenty years, for the exercise of the offices referred to in the preceding item;

V – suspension of the authorization or registration for the exercise of the activities provided for in this Law;

VI – termination of the authorization or registration for the exercise of the activities provided for in this Law;

VII – temporary prohibition, up to a maximum of twenty years, to carry out certain activities or transactions, for the members of the distribution system or of other entities subject to authorization from or registration with the Brazilian Securities and Exchange Commission;

VIII – temporary prohibition, up to a maximum of ten years, to act, directly or indirectly, in one or more kinds of transactions in the Securities market.

§ 1 The fine shall not exceed the highest of the following amounts:

I – five hundred thousand reais R$ 500,000.00;

II – fifty percent of the issue price or irregular transaction; or

III – three times the amount of the economic advantage obtained or of the loss avoided by reason of a tort.

§ 2 In cases of recurrence, either fine, under the terms of the preceding paragraph, up to three times the amounts ascertained, or the penalty provided for in items III to VIII of the head paragraph of this article, shall be alternatively applied.

§ 3 Save for the provisions in the preceding paragraph, the penalties set for in items III to VIII of the head paragraph of this article shall only be applied in cases of serious violations, as thus defined in the regulations of the Brazilian Securities and Exchange.

§ 4 The penalties shall only be imposed with due compliance with the procedure provided for in §2 of art. 9 of this Law, the National Financial System Appeal Council being entitled to file an appeal.

§ 5 The Brazilian Securities and Exchange Commission, at its sole discretion, if the public interest shall so permit, may suspend, in any stage, the administrative proceedings filed for determining violations of the securities market laws, if the party under investigation or charge shall sign a statement of commitment, being undertaken to:

I – cease the performance of activities or acts deemed to be unlawful by the Brazilian Securities and Exchange Commission; and

II – redressing the irregularities found out, including indemnification of losses

§ 6 The commitment referred to in the preceding paragraph shall not imply admission as to the matter in fact, nor acknowledgement of any tort in the conduct under examination.

§ 7 The statement of commitment shall be published in the Federal Official Gazette, stipulating the term for compliance with obligations possibly undertaken, and shall constitute an extrajudicial execution instrument.

§ 8 In case the obligations are not timely complied with, the Brazilian Securities and Exchange Commission shall continue with the administrative proceedings previously suspended, in order to apply the applicable penalties.

§ 9 Upon the application of the penalties provided for in the law, the effective regret and the subsequent regret or the circumstance of any person freely admitting any tort or providing information with respect to the materiality thereof shall be taken into consideration.

§ 10. The Brazilian Securities and Exchange Commission shall rule the application of the provisions in §5 to §9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchanges, organized over-the-counter market entities and entities for clearing and settlement of securities transactions.

§ 11. The fine imposed for noncompliance with an order issued by the Brazilian Securities and Exchange, under the terms of item II of the head paragraph of art. 9 and of item IV of its §1 shall not exceed the amount of five thousand reais (R$ 5,000.00) for day of delay in the compliance thereof and its application is not contingent on the administrative proceedings referred to in item V of the head paragraph of the same article.

§ 12. Appeal may be filed with the Full Panel of the Brazilian Securities and Exchange Commission, without suspensive effect, within ten days, against the decision to apply the fine mentioned in the preceding paragraph

[Approved on the Board of Directors Meeting of Gol Linhas Aéreas Inteligentes S.A., held on May 13th,2014].

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.